Series Portfolios Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

June 28, 2016

VIA EDGAR TRANSMISSION

Alison White
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington D.C.  20549

Re:	Series Portfolios Trust (the “Trust”) File Nos. 333-206240 and 811-23084 Appleton Equity Growth Fund (S000054431)

Dear Ms. White:

We are writing to respond to comments and suggestions of the staff (“Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “SEC” or “Commission”) that you provided to us by telephone on May 26, 2016, in connection with the Trust’s Post-Effective Amendment (“PEA”) No. 2 to its registration statement.  PEA No. 2 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on April 15, 2016 for the purpose of registering a new series of the Trust: Appleton Equity Growth Fund (the “Fund”).  A summary of the Staff’s comments, along with the Trust’s responses, is set forth below.  Undefined capitalized terms used herein have the same meaning as in PEA No. 2.

In connection with this response to the comments made by the Staff, the Trust, on behalf of the Fund, hereby acknowledges:

(1)	the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

General Matters

1.	Staff Comment: Please update the Fund’s ticker symbols on the SEC EDGAR system.

Response: The Trust confirms that the Fund’s ticker symbols will be added on the SEC EDGAR system prior to the 485(b) filing.

2.	Staff Comment: Please provide the “Tandy” letter representation in your response letter.

Response: The Trust has included the “Tandy” letter representation above.

Prospectus Comments

3.	Staff Comment: In the Fees and Expenses table on page 1 of the prospectus (the “Prospectus”), please confirm whether the Fund may invest in other investment companies, and revise footnote 1 to the Annual Fund Operating Expenses table as necessary. If applicable, please add disclosure in the Prospectus regarding the Fund’s investment in other investment companies.

Response: The Trust confirms supplementally that the Fund may not invest in other investment companies as part of its principal investment strategies.  However, the Fund may invest a minimal portion of its assets (averaging under 3% of the Predecessor Fund’s net assets over the past six quarters) in short-term investments in money market funds. Accordingly, the Fund will disclose acquired fund fees and expenses of 0.01% within the Annual Fund Operating Expenses table and retain footnote 1 to the table regarding acquired fund fees and expenses. Due to the relatively small amount of net assets the Fund might invest in these short-term investments, the Fund does not believe it is necessary or appropriate to add further disclosure elsewhere in the Prospectus regarding investments in other investment companies.

4.	Staff Comment: Given that the Fund is seeded with the assets of the Predecessor Fund, please disclose the specific industries in which the Predecessor Fund is currently invested as part of its principal investment strategies, and include disclosure of principal risks corresponding to such industries where appropriate.

Response: The Trust has revised the disclosure in the Prospectus to include the specific industries in which the Predecessor Fund is currently invested and to include the corresponding principal risks as requested.

5.	Staff Comment: Please confirm supplementally on which date the proposed Reorganization is expected to take effect. Additionally, please explain why the Trust believes the Predecessor Fund’s use of an information statement on Schedule 14C, rather than a proxy statement/prospectus on Form N-14 is appropriate.

Response: The proposed Reorganization is expected to take effect on July 1, 2016.  The Trust respectfully notes that the information statement filing on Schedule 14C was made by the registrant of the Predecessor Fund, not the Trust.  Accordingly, the Trust believes the registrant of the Predecessor Fund is in a more appropriate position to respond to the Staff’s comment. The Trust was informed that the use of an information statement on Schedule 14C in these circumstances is appropriate as it is believed to be the most efficient method of obtaining the consent of, and providing notice to, shareholders of the proposed Reorganization. In addition, the Predecessor Fund obtained the written consent of its two largest shareholders that held, respectively, 73.01% and 15.69% of the outstanding shares of the Predecessor Fund as of the record date. By obtaining the written consent, the Predecessor Fund obtained the approval of the required percentage of outstanding voting shares for a passing proposal, and by providing an information statement on Form DEF 14C; all shareholders are provided with the required information regarding the proposal.

Further, the investment objectives, investment strategies and investment restrictions of the Fund and the Predecessor Fund are identical.  The only material differences between the Fund and the Predecessor Fund are the composition of the Board of Trustees and the identity of certain service providers.  The Trust was informed that because, based on the structure and nature of the proposed Reorganization and shareholder investment expectations, shareholders of the Predecessor Fund are not being asked to make a new investment decision, Rule 145 under the Securities Act of 1933, as amended, and various Staff no-action letters indicate that a proxy statement/prospectus on Form N-14 is not required.  See Cigna Aggressive Growth Fund (pub. avail. February 15, 1985); Scudder Common Stock Fund, Inc. (pub. avail. October 10, 1984); Lazard Freres Institutional Fund, Inc. (pub. avail. February 26, 1987); Massachusetts Financial Development Fund, Inc. (pub. avail. January 10, 1985); Frank Russell Investment Company (pub. avail. December 3, 1984); John Hancock Bond Fund, Inc. (pub. avail. November 29, 1984); and United Services Gold Shares, Inc. (pub. avail. September 17, 1984).

6.	Staff Comment: Regarding the disclosure on page 6 under the “Non-Principal Risks of Investing in the Fund” heading entitled “Where Can I Find Information about the Fund’s Portfolio Holdings Disclosure Policies?”, please move this disclosure elsewhere in the Prospectus or give this section its own heading.

Response: The Trust has made the requested revision.

7.	Staff Comment: On page 10 under the subsection “Additional Redemption Information”, please add language disclosing that any portfolio securities issued by the Fund as payment for shares redeemed are subject to market risk and may incur brokerage, taxes or other fees upon sale.

Response: The Trust responds by including the disclosure as suggested.

Statement of Additional Information Comments

8.	Staff Comment: -In the fifth paragraph under the heading “The Trust” on page 2 of the Statement of Additional Information, please revise the disclosure to indicate that the name of the registrant of the Predecessor Fund is “The Appleton Funds,” as it is registered with the SEC.

Response: The Trust responds by revising the disclosure as suggested.

*     *     *     *     *     *

I trust that the above responses and revisions adequately address the Staff’s comments.  If you have any additional questions or require further information, please contact Alia Vasquez at (414) 765-6620.

Very truly yours,

/s/ Alia M. Vasquez
Alia M. Vasquez, Secretary
Series Portfolios Trust

CC:	Marco Adelfio, Goodwin Procter LLC Benjamin Doherty, Appleton Partners, Inc.